November 17, 2023

Chad Eskildsen Division of Investment Management Disclosure Review and Accounting Office U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-8626
Re:	Alternative Credit Income Fund, File Nos. 811-23016, 333-200981

Dear Mr. Eskildsen:

You provided comments with respect to certain Securities and Exchange Commission filings and practices of Alternative Credit Income Fund (the "Fund" or the "Registrant"). Please find below the Fund's response to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf.

Comment 1: Prospectus Fee Table – AFFE – Investments in BDCs – The Staff notes that the Fund invests approximately 8% of net assets in BDCs. Please confirm that BDCs are included in the AFFE line item in the fee table included in the most current prospectus.

Response: The Registrant confirms that BDCs are included in the AFFE line item in the fee table included in the prospectus filed with the Securities and Exchange Commission on January 27, 2023.

Comment 2: Annual Report Page 12 – Statement of Assets and Liabilities - According to the notes to the financial statements the Fund has certain commitments and contingencies, however the Statement of Assets and Liabilities does not have disclosure either by amount or by a line item that references the note in the financial statements. Please explain why this disclosure was omitted from the balance sheet (S-X 6-04.15).

Response: The Registrant inadvertently omitted this disclosure but will incorporate the disclosure into future filings.

Comment 3: Form N-CSR – Item 13(a)(2) Certification - Item 4(d) of the Registrant's certifications (EX-99) required by Item 13(a)(2) of Form N-CSR filed on 12/9/22 does not appear to refer to the correct time period. Item 4(d) requires disclosure of any changes in the registrant's internal control over financial reporting that occurred during the period covered by this report whereas it appears the current certification indicates only a quarter of the period is covered. Please confirm that internal controls were in place for the entire period covered by the report and ensure that future certifications cover the proper period.

Response: The Registrant confirms that the Fund's internal controls were in place for the entire period covered by the annual shareholder report and will ensure that future certifications cover the proper period.

Chad Eskildsen

November 17, 2023 Page 2

Comment 4: Form N-CSR – Item 4(i) and 4(j) - Please include responses to Item 4(i) and Item 4(j) in all future Form N-CSR ﬁlings. These items relate to Holding Foreign Companies Accountable Act Disclosure which became effective January 10, 2022.

Response: The Registrant confirms that it will include responses to Item 4(i) and Item 4(j) in all future Form N-CSR ﬁlings.

If you have any questions or additional comments, please call me at (513) 352-6693.

Very truly yours,

/s/ Ryan S. Wheeler
Ryan S. Wheeler